UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number        001-36317

WIND POWER HOLDINGS, INC.(1)

(Exact name of registrant as specified in its charter)

29 Pitman Road

Barre, VT 05461

(802) 461-2955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None(1)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    One

Pursuant to the requirements of the Securities Exchange Act of 1934, Wind Power Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 22, 2014	By:	/s/ Elliot J. Mark
Vice President, General Counsel and Corporate Secretary

(1)	On April 16, 2014, the merger (the “Merger”) contemplated by that certain Merger Agreement and Plan of Reorganization, dated as of March 31, 2014 (the “Merger Agreement”), by and among Northern Power Systems Corp. (formerly Mira III Acquisition Corp.) (“NPS Corp.”), Wind Power Holdings, Inc. (“WPHI”), Mira Subco Inc., and Mira Subco LLC was consummated. Upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware on April 16, 2014 (the “Effective Time”), Mira Subco Inc. was merged with and into WPHI, and WPHI became a wholly-owned subsidiary of NPS Corp. Each share of WPHI’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time was canceled and automatically converted into and became the right to receive one common share of NPS Corp. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of WPHI, which is now a wholly-owned subsidiary of NPS Corp., under the Exchange Act, and does not affect the reporting obligations of NPS Corp., which is the successor to WPHI, under the Exchange Act.